SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER

MAXCO, INC.
(Name of Issuer)

MAXCO, INC.
Max A. Coon
Eric L. Cross
(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

577723109
(Cusip Number of Class of Securities)

Max A. Coon
President and Chief Executive Officer
Maxco, Inc.
1005 Charlevoix Dr., Suite 100
Grand Ledge, Michigan 48837
(517) 627-1734
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

J. Michael Warren, Esq.
J. M. Warren Law Offices, P.C.
2161 Commons Parkway
Okemos, Michigan 48864
(517) 349-8600

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☒ A tender offer.

d.	☐ None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee
$48,750	$9.75

*
Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer  price of $7.50 per share for the eligible shares of Common Stock, multiplied by 6,500, the  estimated maximum number of shares to be purchased in the offer.

         ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Filing Party: N/A
Form or Registration No.: N/A
Date Filed: N/A

INTRODUCTION

        Maxco, Inc. (the "Company") is offering to purchase for cash (the "Offer") all shares of the Company's common stock (the "Shares" or "Common Stock"), held by shareholders that own 99 or fewer Shares as of the close of business on March 23, 2007 (the "Record Date"). The Offer is being made pursuant to an offer to purchase (the "Offer to Purchase"), dated March 30, 2007, which is attached hereto as Exhibit (a)(1). The Offer is an "odd-lot tender offer" pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, because the Offer has a reasonable likelihood or a purpose of causing the Common Stock to be held of record by fewer than 300 persons, the Offer is a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Exchange Act.

Max A. Coon, President, Chief Executive Officer, and Director of the Company, and Eric L. Cross, Executive-Vice President, Secretary and Director of the Company may be deemed “affiliates” of the Company engaged in the Rule 13e-3 transaction. Thus, the Company, and Messrs. Coon and Cross are hereby jointly filing this Schedule 13E-3 as required under the Exchange Act. The Company, and Messrs. Coon and Cross, are collectively referred to herein as the “Filing Persons”.

ITEM 1: SUMMARY TERM SHEET.
The information set forth in "Summary of Terms" and "Questions and Answers" of the Offer to Purchase is incorporated herein by reference.
ITEM 2: SUBJECT COMPANY INFORMATION.
(a)	The name of the subject company is Maxco, Inc. The Company's executive office is located at 1005 Charlevoix Dr., Suite 100, Grand Ledge, Michigan 48837 and its telephone number is (517) 627-1734.
(b)	The Company's Common Stock is the subject class of equity securities of this Schedule 13E-3. As of March 23, 2007, 3,454,039 Shares were issued and outstanding.
(c)	The information set forth in "Information About the Company—Trading Market, Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.
(d)	The information set forth in "Information About the Company—Trading Market, Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.
(e)	During the past three years, none of the Filing Persons have made any underwritten public offering of Common Stock.
(f)	The information set forth in “Special Factors—Certain Common Stock Transactions” of the Offer to Purchase is incorporated herein by reference.
ITEM 3: IDENTITY AND BACKGROUND OF FILING PERSON.
(a)

The Company, Max A. Coon, President, Chief Executive Officer and Director of the Company, and Eric L. Cross, Executive-Vice President, Secretary and Director of the Company are the filing persons for this Schedule 13E-3. The information set forth in "Management Information—Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

(b)	Not applicable.
(c)	The information set forth in "Management Information—Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

ITEM 4: TERMS OF THE TRANSACTION.
(a)	The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors" and "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

(c)
The Offer is an "odd-lot tender offer" and is being conducted pursuant to Rule 13e-4(h)(5) under the Exchange Act. In addition, the information set forth in "Summary of Terms," "Questions and Answers—Am I eligible to participate in the offer?" and "Terms of the Offer—General" of the Offer to Purchase is incorporated herein by reference.

(d)	The information set forth in "Terms of the Offer—No Dissenters' or Appraisal Rights; No Shareholder Vote" of the Offer to Purchase is incorporated herein by reference.
(e)	None.
(f)	Not applicable.
ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a)-(c)	The information set forth in "Special Factors—Recent Transactions, Negotiations and Contacts" of the Offer to Purchase is incorporated herein by reference.
(e)	The information set forth in “Special Factors—Recent Transactions, Negotiations and Contacts” of the Offer to Purchase is incorporated herein by reference.
ITEM 6: PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(b)

All Shares purchased in the Offer are expected to be returned to the authorized, but unissued shares of the Company. The information set forth in "Special Factors—Effects of the Offer; Plans After Completing the Offer" of the Offer to Purchase is incorporated herein by reference.

(c)

The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors—Purposes of the Offer" and "Special Factors—Effects of the Offer; Plans After Completing the Offer" of the Offer to Purchase is incorporated herein by reference.

(1)
Except as otherwise provided in the Offer to Purchase, there are no plans, proposals or negotiations that would result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(2)

Except as otherwise provided in the Offer to Purchase, there are no plans, proposals or negotiations that would result in any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(3)

Except as otherwise provided in the Offer to Purchase, there are no plans, proposals or negotiations that would result in any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(4)

There are no present plans, proposals, or negotiations that would result in any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer.

(5) Except as otherwise provided in the Offer to Purchase, there are no plans, proposals or negotiations that would result in any other material change in the Company's corporate structure or business.
(6)

The Company’s shares of Common Stock are currently listed on the Nasdaq SmallCap Market. The Information set forth in “Summary of Terms”, “Questions and Answers”, and “Information About the Company” of the Offer to Purchase is incorporated herein by reference.

(7)-(8)

The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors—Purposes of the Offer" and "Special Factors—Effects of the Offer; Plans After Completing the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 7: PURPOSES, ALTERNATIVES, REASONS AND EFFECT.
(a)	The information set forth in "Summary of Terms," "Questions and Answers" and "Special Factors—Purposes of the Offer" of the Offer to Purchase is incorporated herein by reference.
(b)	The information set forth in "Special Factors—Our Reasons for Pursuing the Offer" of the Offer to Purchase is incorporated herein by reference.

(c)
The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors—Purposes of the Offer" and "Special Factors—Our Reasons for Pursuing the Offer" of the Offer to Purchase is incorporated herein by reference.

(d)

The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors—Purposes of the Offer," "Special Factors—Potential Adverse Effects of the Offer," "Special Factors—Effects of the Offer; Plans After Completing the Offer" and "Special Factors—Federal Income Tax Considerations" of the Offer to Purchase is incorporated herein by reference.

ITEM 8: FAIRNESS OF THE TRANSACTION.
(a)-(f)	The information set forth in "Special Factors—Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" of the Offer to Purchase is incorporated herein by reference.
ITEM 9: REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
(a)-(c)

None of the Filing Persons has obtained any report, opinion, or appraisal relating to the fairness of the consideration to be offered to shareholders or the fairness of the transaction. The information set forth in "Special Factors—Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" of the Offer to Purchase is incorporated herein by reference.

ITEM 10: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	The information set forth in "Terms of the Offer—Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.
(b)	Not applicable.

(c)	The information set forth in "Terms of the Offer—Fees and Expenses" of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.
(d)	Not applicable.
ITEM 11: INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)

The information set forth in “Special Factors - “Certain Common Stock Transactions” and "Management Information—Beneficial Ownership of Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

(b)	None.
ITEM 12: THE SOLICITATION OR RECOMMENDATION.
(d)

The Company has not granted any shareholder (including any executive officer, director or affiliate) any voting, appraisal or dissenters' rights in connection with the Offer. None of the Company’s executive officers, directors or affiliates, including Messrs. Coon and Cross, is eligible to participate in the Offer.

(e)

None of the Company’s executive officers, directors or affiliates of the Company, including Messrs. Coon or Cross, has made any recommendation to holders of Shares either in support of or opposed to the Offer.

ITEM 13: FINANCIAL STATEMENTS.
(c)

The information set forth in "Information about the Company—Summary Consolidated Financial Information" and "Where You Can Find Additional Information" of the Offer to Purchase is incorporated herein by reference.

ITEM 14: PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)

The Company has retained Registrar and Transfer Company to act as Depositary for the Offer. The Depositary has not been authorized to make any recommendation in respect of the Offer. The Depositary will be paid customary fees and expenses for their services.

(b)

Tenders may be solicited by directors, officers and employees of the Company in person, by telephone or through other forms of communication, but such persons will not receive any additional compensation for such solicitation. Additionally, employees of the Company may perform administrative tasks in connection with the Offer, and they will not be separately compensated for such services.

ITEM 15: ADDITIONAL INFORMATION.
(b)	The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 16: EXHIBITS.
(a)(1)(i)	Offer to Purchase, dated March 30, 2007.
(a)(1)(ii)	Letter of Transmittal.
(a)(5)	Press Release dated March 30, 2007 announcing commencement of odd-lot tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2007

MAXCO, INC.

By:	/s/ Max A. Coon
Name: Max A. Coon
Title: President and Chief Executive Officer

By:	/s/ Max A. Coon
Max A. Coon

By:	/s/ Eric L. Cross
Eric L. Cross